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FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] Check box if no longer subject      _________________________________
    to Section 16. Form 4 or Form 5          | OMB Number:         3235-0287 |
    obligations may continue.  See           | Expires:    December 31, 2001 |
    instruction 1(b).                        | Estimated average burden      |
                                             | hours per response....... 0.5 |
                                             _________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    FILED PURSUANT TO SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(A) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
              SECTION 30(F) OF THE INVESTMENT COMPANY ACT OF 1940

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1. Name and Address of Reporting Person*

   WOLF,              JUDAH
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   (Last)            (First)            (Middle)

      C/O AMERICAN TECHNICAL CERAMICS CORP.,
           2201 CORPORATE SQUARE BLVD.
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                     (Street)

   JACKSONVILLE,        FLORIDA         32216-1921
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   AMERICAN TECHNICAL CERAMICS CORP. (AMK)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



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4. Statement for Month/Year

   FEBRUARY / 2001
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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director                             [ ] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)

   SR. VICE PRESIDENT, THIN FILM PRODUCTS

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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
                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                (over)
* If the form is filed by more than one reporting person, see Instructions 4(b)(v).                                  SEC 1474 (3-99)



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





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FORM 4 (CONTINUED)

                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                    (E.G. PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
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Employee
 Stock                                                                   Common
Option                                                                   Stock,
(Right                                                                   $.01 par
to Buy)      19.50     2/02      D    V          4,000   (1)    4/11/10  value      4,000
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Employee
 Stock                                                                   Common
Option                                                                   Stock,
(Right                                                                   $.01 par
to Buy)      23.50     2/02      D    V         40,000   (2)    4/26/10  value     40,000            10,000       D
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


     Explanation of Responses:

(1) In connection with an Option Exchange Program commenced in January of 2002 by American Technical Ceramics Corp. (the "Company"), in February of 2002 Mr. Wolf tendered for cancellation options which were originally granted pursuant to the American Technical Ceramics Corp. 2000 Stock Option Plan on April 11, 2000 with an exercise price of $19.50 per share. Such options were to vest in equal annual installments over four years commencing on April 11, 2001. Pursuant to the Option Exchange Program, the Company will grant to Mr. Wolf an equivalent number of new options at a future date, provided that he is still an employee of the Company at such time. The exercise price of these new options will be equal to the fair market value of the Company's common stock on the date the new options are granted.

(2) In connection with an Option Exchange Program commenced in January of 2002 by American Technical Ceramics Corp. (the "Company"), in February of 2002 Mr. Wolf tendered for cancellation options which were originally granted pursuant to the American Technical Ceramics Corp. 2000 Stock Option Plan on April 11, 2000 with an exercise price of $23.50 per share. Such options were to vest in equal annual installments over four years commencing on April 11, 2001. Pursuant to the Option Exchange Program, the Company will grant to Mr. Wolf an equivalent number of new options at a future date, provided that he is still an employee of the Company at such time. The exercise price of these new options will be equal to the fair market value of the Company's common stock on the date the new options are granted.

     ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).



                          /S/ Judah Wolf                          3/6/02
              ----------------------------------------     --------------------
              ** Signature of Reporting Person                    Date
                              JUDAH WOLF


     Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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